

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2017

Via E-mail

Dong Hoon Lee
Seho Yang
Duly Authorized Representatives of
The Export-Import Bank of Korea
460 Park Avenue, 8th Floor
New York, NY 10022

Seong-wook Kim
Duly Authorized Representative of
The Republic of Korea
460 Park Avenue, 9th Floor
New York, NY 10022

Re: The Export-Import Bank of Korea
The Republic of Korea
Registration Statement under Schedule B
File No. 333-217916
Filed May 12, 2017

Dear Sirs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1. To the extent possible, please update all statistics and information in the registration statement to provide the most recent data. We note, for example, the following:

- The current status of the debt whose maturity date has passed listed under "Tables and Supplementary Information, page 30";
- The 2016 data in the charts beginning on page 140 that are referenced as preliminary;
- Your discussion under "Worldwide Economic and Financial Difficulties, page 140," which should also reflect 2016 data and information; and
- The exclusion of 2016 data for charts and information discussed between pages 171 and 175.

Selected Financial Data, page 9

2. Here or elsewhere, please revise to include a discussion of the change in net income and total comprehensive income as disclosed on page 44.

Reserves for Credit Losses, page 19

Political History, page 135

3. We note your disclosure on page 160 regarding the investigations of large businesses groups and members of their senior management for bribery, embezzlement and other possible misconduct. Here or elsewhere, please include discussion of the extent of the Republic's and the Export-Import Bank of Korea's actual or prospective exposure to such businesses.

Relations with North Korea, page 138

4. Please revise your disclosure to include discussion of current missile testing by North Korea, including any material impact on your operations.

The Economy, page 140

5. Here or elsewhere, to the extent practicable, include discussion of any current or pending changes to be put in place by President Moon Jae-in. We note, for example, news articles regarding chaebols and North Korea diplomacy.

Banking Industry, page 154

6. Please include discussion of the amount of loans that the Republic guarantees for the banks included under this heading, including any trends in the amount of such loans.

Trade Balance, page 163

7. Please revise to provide disclosure regarding any material impact that the United States' withdrawal from the TPP may have on your operations.

Jurisdiction and Consent to Service, page 183

8. Please include discussion of any process or conditions to be met regarding enforceability, in either original actions or actions for the enforcement of U.S. judgments.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-2358 with any questions.

Sincerely,

Corey Jennings
Special Counsel

cc: Jiwon Shin
        The Export-Import Bank of Korea

        Hongki Moon, Esq.
        Cleary Gottlieb Steen & Hamilton LLP